

March 29, 2024

Matthew J. Smith
Chief Financial Officer
Stronghold Digital Mining, Inc.
595 Madison Avenue, 28th Floor
New York, NY 10022

> **Re: Stronghold Digital Mining, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Form 10-Q for the Quarterly Period Ended September 30, 2023**
> **Form 8-K, Furnished November 14, 2023**
> **File No. 001-40931**

Dear Matthew J. Smith:

We have reviewed your March 6, 2024 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 21, 2024 letter.

Form 10-K for the Fiscal Year Ended December 31, 2023

Notes to Consolidated Financial Statements
Note 1 - Basis of Presentation and Significant Accounting Policies
Digital Currencies, page 90

1. We acknowledge your response to prior comment 3 and your current impairment disclosures on pages 52, 65 and 90 that for digital assets you will proceed to performing a quantitative impairment test in any period when the market price is below the carrying value. Please address the following:
    - Tell us your consideration of whether a decline in the quoted market price below the carrying value *at any time* during the assessed period is an impairment indicator because the digital assets are traded in active markets where there are observable prices.

- Tell us your consideration of modifying your impairment policy to record an impairment charge whenever the fair value of the digital asset decreases below the carrying value at any time during the assessed period.

Cryptocurrency Mining Revenues, page 93

2. We acknowledge your response to prior comment 2 and your revised disclosure in your Form 10-K for the fiscal year ended December 31, 2023. Please respond to the following, and revise your disclosure in future periodic filings accordingly:
    - In your response to bullet 3 and your revised disclosure you state that the contract cancellation terms, and your customary business practices, effectively provide the option to renew for successive contract terms continuously throughout each day. Please confirm for us and revise your disclosure in future filings to state, whether the cancellation terms refer to the customer's ability to terminate the contract at any time without penalty, and whether you have determined that the contract term is for less than 24 hours;
    - You disclose that your enforceable right to compensation begins when, and lasts as long as, you perform hash computations for the mining pool operator. Please confirm and revise your disclosure in future filings to state, that it is your decision when to provide these hash computations;
    - You disclose that you provide computing power and perform hash computations for the mining pool operators. Please confirm to us that you have determined the mining pool operators are your customers, and that performing hash computations is your only performance obligation. If so, please revise your disclosure in future filings to state those facts; and
    - In your response to bullet 7, and your revised disclosure, you indicate that you measure the fair value at the end of the day on the date of contract inception, which is the same day that control of the contracted services transfers to the mining pool. In your response to bullet 10, you state that the bitcoin rewards are measured on the day of receipt, which occurs one day after the day of contract inception. Please confirm to us when you currently measure the fair value of the mining rewards.

Cryptocurrency Hosting Revenues, page 94

3. We acknowledge your response to our comment 4. Please address the following:
    - Please provide us with copies of your hosting agreements with Canaan and Foundry.
    - In your response, and revised disclosure, you state that your compensation for hosting services (your sole performance obligation) is comprised of a variable cost-of-power fee and a 50% share of bitcoin mined. However, you also state that the mining portion of the cryptocurrency hosting revenues represents a separate contract between the Company and its mining pool operators. Please explain to us why you believe the mining portion of your hosting agreements should be accounted for as a separate agreement and explain how the mining pool operators are a party to that agreement. Cite any relevant accounting literature in your response.

Matthew J. Smith
Stronghold Digital Mining, Inc.
March 29, 2024
Page 3

- Please expand on how the variable cost-of-power fee is calculated. Specifically, please tell us whether the cost-of-power fee is directly tied to the energy used by the bitcoin mining machine being hosted by the company. In that regard, we note your disclosure on page 62 that under your hosting agreement with Canaan you receive payment equal to 55% of the net cost of power of the Company's Panther Creek Plant. However, it is unclear how the cost of power of the Panther Creek Plant is tied to power used to operate the hosted mining machines.
- We note your response that your only performance obligation under your hosting agreements is to provide hosting services. We further note that hosting services is comprised of an obligation to supply electrical power, internet access, racking infrastructure, general maintenance and operations, ambient cooling and miner reboots. Please tell us how you considered the guidance in ASC Topic 606-10-25-21 in concluding that all the services provided under your hosting agreements should be combined into a single performance obligation, and explain how your customer benefits from power and internet services without the other services in the hosting agreements. In your response please provide a separate discussion of you how applied the guidance to each of the six services mentioned above.
- Please clarify for us whether you maintain possession of the hosted mining machines if the hosting agreement is not renewed at the end of its term.
- Please explain how you obtain possession of the bitcoin miners subject to the hosting agreement and whether the bitcoin miners are initially purchased by you and subsequently hosted after purchase. In that regard, we note your disclosure on page 62 that you purchased 2,000 bitcoin miners from Canaan on July 19, 2023 and subsequently amended the terms of your Canaan Bitcoin Mining Agreement to add the newly acquired miners under the same terms of the original agreement.
- Given an initial term of 24 months, which cannot be terminated at any time without penalty, please provided your analysis supporting your revenue recognition policy for your portion of the mined cryptocurrency. In this regard, we note that the guidance in examples 1 and 2 of Questions 7 and 8 of the FASB Revenue Recognition Q&A's refers to a contract that can be terminated at any time without penalty. In your response, please clarify how you were able to conclude the mining portion of the hosting agreement continuously renews throughout the day despite the fact that it cannot be terminated without penalty. Your response should also address why you believe noncash consideration should not be valued at contract inception and the guidance you relied on to support your conclusion.
- We note your response that the consideration received under your hosting agreements is variable. Please tell us whether any or all of the variable consideration received is constrained. Please provide a discussion of how you applied the guidance of ASC Topic 606-10-32-11 through 606-10-32-13 in your response.
- Your response indicates that the customer determines the mining pool to which the hosted miners' hash power will be directed. Please confirm for us whether the hosted miners will operate under your agreements with mining pool operators or whether there are separate agreements between your hosting customers and the mining pool

operators.

- Please confirm whether you recognize each of your variable cost-of-power fee and your portion of the mined cryptocurrencies under your hosting arrangements on a gross or net basis, and provide your analysis of whether you are the principal or the agent in transactions between your hosting customers and the mining pool operators.

<u>Form 8-K, Furnished November 14, 2023</u>

<u>Exhibit 99.1</u>
<u>Use and Reconciliation of Non-GAAP Financial Measures, page 13</u>

4.   We continue to evaluate your response to prior comment 5.

Please contact Rolf Sundwall at 202-551-3105 or Bonnie Baynes at 202-551-4924 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets